Exhibit 3.1

AMENDMENT OF
ARTICLES OF INCORORATION OF
NUTRACEA

Article Three of the Articles of Incorporation of the Corporation shall be amended to read in full as follows:

ARTICLE THREE

“This Corporation is hereafter authorized to issue two (2) classes of shares of stock designated respectively “Common Stock” and “Preferred Stock.”  The total number of shares of Common Stock that this Corporation is authorized to issue is five hundred million (500,000,000) and the total number of shares of Preferred Stock that this Corporation is authorized to issue is twenty million (20,000,000).

The Preferred Stock may be divided into such number of series as the board of directors may determine.  The board of directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock.  The board of directors, within the limits and restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.”